

October 9, 2009

Mr. Zengxing Chen
Chief Executive Officer
NewEra Technology Development Co., Ltd.
25-1303 Dongjin City Suite
East Dongshan Rd., Huaina, Anhui Province
People's Republic of China 232001

> **Re:** **NewEra Technology Development Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 30, 2009**
> **File No. 0-53775**

Dear Mr. Chen:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please provide the written acknowledgments that we requested in the closing comments of our letter dated September 22, 2009.

Business, page 3

2.   Please advise why you removed the disclosure in your filing that you had provided under the heading "Business Overview."

Directors, Executive Officers, Promoters and Control Persons, page 13

3.   We note your response to prior comment 16 and reissue such comment in relevant part. In this regard, it is not clear why you have removed Mr. Chen's

biographical sketch from your filing. Please provide the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Chen's business experience, including a brief statement regarding the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company.

Recent Sales of Unregistered Securities, page 15

4.   We note your response to prior comment 18, which indicates that you corrected the number of founder shares issued to reflect 1,000,000 shares of common stock, rather than 110,000,000. However, this inconsistency continues to occur in this section, as you did not make a corresponding correction to this disclosure as you did elsewhere in your filing. Accordingly, please revise your disclosure to eliminate this inconsistency in the amount of founder shares issued.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Gregg Jaclin, Esq., (732) 577-1188